SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              Gasco Energy, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   367220100
 ------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 2002
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                      13D                  Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE   OF FUNDS*
      PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
________________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                       2,487,400
SHARES                  ________________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                        390,500
EACH                    ________________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                      2,487,400
                        ________________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                390,500
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,902,900
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
________________________________________________________________________________

CUSIP No. 367220100                     13D                    Page 3 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
________________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                        15,000
SHARES                  ________________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                        390,500
EACH                    ________________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                      15,000
                        ________________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                390,500
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,902,900
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
________________________________________________________________________________

CUSIP No. 367220100                          13D              Page 4 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS:  Seven Bridges Foundation, Inc..

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     06-1498953
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4   SOURCE   OF FUNDS*
     WC
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
________________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                        10,000
SHARES                  ________________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                         0
EACH                    ________________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                      10,000
                        ________________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                 0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,902,900
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       CO
________________________________________________________________________________

Item 1.  Security and Issuer.

         The equity security to which this statement relates is the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The Company's principal executive offices are located at 14 Inverness Drive East, Building H, Suite 236, Englewood, Colorado 80112.

Item 2.  Identity and Background

         This Schedule 13D is filed by Richard C. McKenzie, Jr. ("Mr. McKenzie"), his wife, Margaret Byrne McKenzie ("Mrs. McKenzie") and Seven Bridges Foundation, Inc. (the "Foundation"), a Connecticut corporation and private operating foundation tax exempt under Section 501(c)(3) of the Internal Revenue Code. Mr. McKenzie is the founder, controlling member and a substantial contributor to the Foundation.

         The Foundation is a non-profit organization that exhibits art in a museum and a natural outdoor setting. The address of its principal business and the address of its principal office is 118 John Street, Greenwich, Connecticut 06831.

         The address of Mr. and Mrs. McKenzie is 118 John Street, Greenwich, Connecticut 06831 and they are both United States citizens. Mr. McKenzie is a professional investor. Mrs. McKenzie is an independent interior designer.

         During the past five years, none of Mr. McKenzie, Mrs. McKenzie or any executive officer or director or other controlling person of the Foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock set forth in this Schedule 13D were purchased for an aggregate price of $4,221,567. Mr. McKenzie's personal funds were used to purchase the shares held by him in his brokerage and individual retirement accounts (as described in Item 5). Mrs. McKenzie's personal funds were used to purchase the shares held in her individual retirement account (as described in Item 5). With respect to the shares held by the Foundation and held in trust (as described in Item 5), the working capital of the Foundation and trusts used for such purchase was provided by Mr. McKenzie.

Item 4.  Purpose of the Transaction.

         All of the securities enumerated in Item 5 (the "Securities") were acquired for investment purposes. The reporting persons intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the reporting persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Alternatively, depending on the reporting persons' evaluation and review of the Company, as well as general economic and industry conditions existing at the time, they may elect to sell all or a portion of the shares of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth above, the reporting persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The share ownership set forth in this Item 5 is as of August 28, 2002. As of such date, Mr. McKenzie held 2,487,400 shares of Common Stock, comprised of 1,657,800 held by him personally and 829,600 shares held in his retirement accounts, through two custodians. Mrs. McKenzie held 15,000 shares in her retirement account, through a custodian. In addition, Mr. and Mrs. McKenzie held 240,500 shares as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and 150,000 shares as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust"). The Foundation held 10,000 shares of Common Stock.

         (b) Mr. McKenzie has the sole power to vote and dispose of 2,487,400 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mrs. McKenzie has the sole power to vote and dispose of 15,000 shares of Common Stock held in her individual retirement account. Mr. and Mrs. McKenzie are co-trustees of the 2000 Trust and 2001 Trust, and they share power to vote and dispose of the 390,500 shares of Common Stock held in the aggregate by such trusts. The Foundation has the sole power to vote and dispose of 10,000 shares, respectively.

         (c) Attached hereto as Exhibit 1 is a schedule of purchases and sales of Common Stock by the reporting persons within the past 60 days, which is incorporated herein by reference.

         (d) - (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7.  Material to be Filed as Exhibits.

         The following documents are each incorporated by reference herein:

1.       Schedule of Purchases and Sales of Common Stock.

2.       Joint Filing Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:     August 28, 2002


Richard C. McKenzie, Jr.


s/ Richard C. McKenzie, Jr.
---------------------------

Margaret Byrne McKenzie


s/ Margaret Byrne McKenzie
--------------------------

SEVEN BRIDGES FOUNDATION, INC.

By:

s/ Kathy Smith
----------------------------
Name:   Kathy Smith
Title:  Executive Director

Exhibit  1

                Schedule of Purchases and Sales of Common Stock

         The following table sets forth purchases of shares of Common Stock by the reporting persons within 60 days of August 28, 2002. All purchases occurred on the open market, and there were no sales of Common Stock by the reporting persons during such 60 day period.

Richard C. McKenzie

Date                 Quantity       Price per share
7/3/02                31,000            $1.65
7/5/02                17,000            $1.60
7/10/02              100,000            $1.58
7/11/02               50,000            $1.50
7/12/02               25,000            $1.60
7/17/02               20,000            $1.50
7/24/02               50,000            $1.20
7/31/02               85,000            $1.11
8/1/02                 5,500            $1.12
8/2/02                 9,500            $1.20
8/12/02               10,000            $1.05
8/13/02               34,400            $1.07
8/14/02               48,600            $1.02
8/15/02               60,000            $1.10
8/15/02            1,000,000            $1.00
8/16/02               66,500            $1.08
8/19/02               60,000            $1.00
8/21/02                3,200            $1.05
8/22/02               26,000            $1.10

McKenzie Charitable Lead Annuity Trust 2000

Date                Quantity        Price per share
7/9/02                50,000            $1.63

Exhibit 2.


                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of this statement on Schedule 13D and to all amendments to such Schedule 13D and that such statement on Schedule 13D and all amendments thereto are made on behalf of each of them.

         This Joint Filing Agreement may be signed in counterparts.

                                            Dated as of:  August  28, 2002


Richard C. McKenzie, Jr.


s/ Richard C. McKenzie, Jr.
---------------------------

Margaret Byrne McKenzie


s/ Margaret Byrne McKenzie
----------------------------



SEVEN BRIDGES FOUNDATION, INC.


By:

s/ Kathy Smith
------------------------------
Name:   Kathy Smith
Title:  Executive Director